Exhibit 8.1

List of Subsidiaries of Robo.ai Inc.

Subsidiaries	Jurisdiction of Incorporation
ROBO.AI Holding Limited	Cayman Islands
Roboai Investments L.L.C.-FZ	UAE
Robus Trading FZ	UAE
ROBOAIIO GENERAL TRADING LLC	UAE
NWTN Automobile Cars Trading - Sole Proprietary LLC	UAE
Robocar Inc.	British Virgin Islands
Robocar International LLC	Hong Kong
Simo Robot Technology (Shanghai) LTD	Mainland China
Rovtol LTD	Cayman Islands
Rovtol International Limited	Cayman Islands